UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Information Services Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45675Y104
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45675Y104

1.	Names of Reporting Persons Michael P. Connors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,648,250 (See Item 4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,648,250 (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,648,250 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.12% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

Page 2 of 6 pages

Item 1.

(a)           Name of Issuer:

Information Services Group, Inc.

(b)           Address of Issuer’s Principal Executive Offices

Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901

Item 2.

(a)           Name of Person Filing

Michael P. Connors

(b)           Address of Principal Business Office or, if none, Residence

Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901

(c)           Citizenship

Michael P. Connors                  United States

(d)           Title of Class of Securities

Common Stock

(e)           CUSIP Number

45675Y104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

(a)           Amount Beneficially Owned:

Michael P. Connors                  2,648,250

Mr. Connors holds 2,648,250 shares of common stock.

Page 3 of 6 pages

On January 7, 2011, Mr. Connors received a grant of 200,000 restricted stock units which vest in 4 equal installments on each of the first, second, third and fourth anniversaries of January 7, 2011 (or earlier in the event of a change of control of ISG or such officer's death or disability).

Mr. Connors previously held 1,625,000 warrants entitling him to purchase 1,625,000 shares of common stock that expired unexercised on January 31, 2011.

(b)           Percent of Class:

Michael P. Connors                   8.12%

(c)           Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:

Michael P. Connors                   2,648,250

(ii)           Shared power to vote or to direct the vote:

Michael P. Connors                   0

(iii)           Sole power to dispose or to direct the disposition of:

Michael P. Connors                   2,648,250

(iv)           Shared power to dispose or to direct the disposition of:

Michael P. Connors                   0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [__].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Page 4 of 6 pages

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

Exhibits

Not applicable

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
Date

/s/ Michael P. Connors
Signature

Michael P. Connors
Name

Chairman and Chief Executive Officer
Title

Page 6 of 6 pages